



14047558 `ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUESTONE INVESTMENT BANKING GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 S. Yosemite #600
          (No. and Street)

Denver   CO   80237
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Stark
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
                          (Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

i



OATH OR AFFIRMATION

I, ___Steven Stark___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bluestone Investment Banking Group, LLC___, as of ___December 31___, 20_13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____

_____

_____

_____
Signature

President ~~President~~ _Managing member_
Title



Notary Public _expire 5/18/2017_

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VICKI
..YNN
..RAMBLE

My Commission Expires _4/18/2017_

Bluestone Investment Banking Group, LLC

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

**For the Year Ended December 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control**

December 31, 2013

BLUESTONE INVESTMENT BANKING GROUP, LLC
December 31, 2013

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report...1

Financial Statements

Independent Accountants' Report on Supplementary Information.............9

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control.........................15

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Bluestone Investment Banking Group, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Bluestone Investment Banking Group, LLC as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the

financial position of Bluestone Investment Banking Group, LLC as of December 31, 2013, and results of operations and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 27, 2014

Bluestone Investment Banking Group, LLC
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS
Cash In Bank $ 16,042.70

   Total Current Assets   16,042.70

PROPERTY AND EQUIPMENT

   TOTAL ASSETS $ 16,042.70

Bluestone Investment Banking Group, LLC
BALANCE SHEET
As of December 31, 2013

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

MEMBERS' EQUITY
Members' Equity	16,042.70
Total Members' Equity	16,042.70
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 16,042.70

Bluestone Investment Banking Group, LLC
STATEMENT OF INCOME

12 Months Ended
December 31, 2013

Revenues	
Underwriting fees	$ 1,200.00
Total Revenues	1,200.00
Operating Expenses	
Floor brokerage, exchange, and c	2,317.59
Occpancy	1,200.00
Other expenses	2,898.67
Total Operating Expenses	6,416.26
Operating Income (Loss)	(5,216.26)
Net Income (Loss)	$ (5,216.26)

The footnotes are an integral part of the financial statements.

5

Bluestone Investment Banking Group, LLC
STATEMENT OF MEMBERS' EQUITY

	12 Months Ended December 31, 2013
Beginning of Period	$ 21,259.00
Plus: Net Income	$ (5,216.26)
Plus: Prior Period Adjustment	$ (0.04)
Less: Member Distributions	0.00
MEMBERS' EQUITY END OF PERIOD	$ 16,042.70

The footnotes are an integral part of the financial statements.

6

Bluestone Investment Banking Group, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (5,216.26)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(0.04)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Total Adjustments	(0.04)
Net Cash Provided By (Used In) Operating Activities	(5,216.30)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,216.30)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,259.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 16,042.70

The footnotes are an integral part of the financial statements.

7

BLUESTONE INVESTMENT BANKING GROUP, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2013	$ -	$ -	$ 21,259
Net Income for the year ended December 31, 2013	-	-	(5,216)
Member Contributions	-	-	-
Member Distributions	-	-	-
Prior Period Adjustment	-	-	-
Balance at December 31, 2013	$ -	$ -	$ 16,043

The footnotes an are integral part of the financial statements.

8

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Bluestone Investment Banking Group, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

The Company is registered broker-dealer organized under the laws of the state of Colorado as Limited Liability Company. The Company is subject to the rule and regulations of the Securities and Exchanges Commission and the Financial Industry Regulatory Authority.

<u>Description of Business</u>

The Company, located in Denver, CO is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA.

<u>Basis of Accounting</u>

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Substantially all of the Company's revenue are derived from consulting that are generally provided to clients on fixed-price. Investment fees are recognized when received.

The Company does not hold customer funds or securities.

<u>Concentration of Credit Risk</u>

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes based on their respective membership percentage allowing for guaranteed payments to members. There were no differences between financial and income tax reporting. The Company's partnership' s tax returns are no longer open for examination for years prior to 2008 for the federal and the state returns.

Guaranteed Payments to Members

Guaranteed payments to members that are designed to represent reasonable compensation for services rendered are accounted for as expenses rather than as an allocation of net income.

Compensation Income

ASC 220-10 established requirements for disclosure of comprehensive income that includes certain items previously and included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2013, the Company did not have any components of comprehensive income to report.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had capital of $16,043, which was $11,043 in excess of required net capital of $5,000.

BLUESTONE INVESTMENT BANKING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE F – RELATED PARTY TRANSACTTIONS

The Company uses office space and office personnel provided by an entity that is partially owned by its members. The Company was charged $1,200 for those services for the year ended December 31, 2013. Effective December 31, 2012, accrued, but unpaid rent and personnel charges totaling $1,200 were forgiven by the related party, and have been recorded as other income in the accompanying financial statements.

NOTE H – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Bluestone Investment Banking Group, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 16,043.00

Nonallowable assets:

Other Assets	0.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)

Net allowable capital		$ 16,043.00

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 11,043.00

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 16,043.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	16,043.00
Reconciled Difference	$ (0.00)

Bluestone Investment Banking Group, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

<u>**Exemptive Provisions Rule 15c3-3**</u>

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis.

<u>**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**</u>

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 27, 2014

Board of Directors
Bluestone Investment Banking Group, LLC
3600 S. Yosemite
Suite 600
Denver, CO 80237

In planning and performing my audit of the financial statements and supplemental schedules of
Bluestone Investment Banking Group, LLC for the year ended December 31, 2013, I considered
its internal control, in order to determine my auditing procedures for the purpose of expressing
my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr, CPA

Edward Richardson, Jr., CPA